NO ACT

DC
P.E.
1-4-08

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

08021484

Received SEC

JAN 2 2 2008

Washington, DC 20549

January 22, 2008

Ronald O. Mueller
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306

Act: 1934
Section:
Rule: 14A-8
Public Availability: 1/22/2008

Re: Intel Corporation
Incoming letter dated January 4, 2008

Dear Mr. Mueller:

This is in response to your letter dated January 4, 2008 concerning the shareholder proposal submitted to Intel by Robert D. Morse. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

PROCESSED
JAN 3 1 2008
E
THOMSON
FINANCIAL

cc: Robert D. Morse
212 Highland Ave.
Moorestown, NJ 08057-2717

GIBSON, DUNN & CRUTCHER LLP

LAWYERS

A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com

rmueller@gibsondunn.com

January 4, 2008

Direct Dial
(202) 955-8671
Fax No.
(202) 530-9569

Client No.
C 42376-00006

VIA HAND DELIVERY
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: *Stockholder Proposal of Robert D. Morse*
Exchange Act of 1934—Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that our client, Intel Corporation (the "Company"), intends to omit from its proxy statement and form of proxy for its 2008 Annual Stockholders' Meeting (collectively, the "2008 Proxy Materials") a stockholder proposal and statements in support thereof (the "Proposal") received from Robert D. Morse (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- enclosed herewith six (6) copies of this letter and its attachments;
- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2008 Proxy Materials with the Commission; and
- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) provides that stockholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of the Company pursuant to Rule 14a-8(k).

THE PROPOSAL

The Proposal states:

> I, Robert D. Morse, of 212 Highland Avenue, Moorestown, NJ 08057-2717, owner of \$2000.00 or more of Intel Corporation stock, held for a year, request the Board of Directors to take action regarding remuneration to any of the top five persons named in Management be limited to \$500,000.00 per year, by salary only, plus any nominal perks {i.e.; company car use, club memberships}. This program is to be applied after any existing programs now in force for cash, options, bonuses, SAR's, etc., plus discontinue, if any, severance contracts, in effect, are completed, which I consider part of remuneration programs.
>
> This proposal does not affect any other personnel in the company and their remuneration programs.

A copy of the Proposal, as well as related correspondence with the Proponent, is attached to this letter as Exhibit A.

BASES FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2008 Proxy Materials pursuant to:

- Rule 14a-8(h)(3) because neither the Proponent nor his qualified representative attended the Company's 2007 Annual Stockholders' Meeting to present the Proponent's stockholder proposal contained in the Company's 2007 proxy statement; and

- Rule 14a-8(b) and Rule 14a-8(f)(1) because the Proponent failed to establish the requisite eligibility to submit the Proposal.

ANALYSIS

I. The Proposal May Be Excluded under Rule 14a-8(h)(3) Because Neither the Proponent Nor His Qualified Representative Attended the Company's 2007 Annual Stockholders' Meeting to Present the Proponent's Stockholder Proposal Contained in the Company's 2007 Proxy Statement.

Under Rule 14a-8(h)(1), a stockholder proponent must attend the stockholders' meeting to present his stockholder proposal or, alternatively, must send a representative who is qualified under state law to present the proposal on the proponent's behalf. Rule 14a-8(h)(3) provides that if a stockholder or his qualified representative fails, without good cause, to appear and present a proposal included in a company's proxy materials, the company will be permitted to exclude all of such stockholder's proposals from the company's proxy materials for any meetings held in the following two calendar years.

The Company intends to omit the Proposal from its 2008 Proxy Materials because the Proponent failed, without good cause, to attend the Company's 2007 Annual Stockholders' Meeting held on May 16, 2007 in Santa Clara, California (the "2007 Annual Meeting") to present a substantially similar proposal that he had submitted for that meeting (the "2007 Proposal"). The Company included the 2007 Proposal in the Company's 2007 proxy statement as Proposal No. 5 (attached hereto as Exhibit B) and was prepared to allow the Proponent, or his qualified representative, to present the 2007 Proposal at the Company's 2007 Annual Meeting. However, neither the Proponent nor a qualified representative attended the 2007 Annual Meeting to present the 2007 Proposal, as noted in the excerpts from the transcript of the 2007 Annual Meeting attached hereto as Exhibit C. Despite this, the Company allowed a vote to be taken on the matter and the Company's stockholders voted against the 2007 Proposal by an overwhelming majority. In the materials submitted with the current Proposal, the Proponent indicates that he did not attend the 2007 Annual Meeting and will not attend the 2008 Annual Meeting because of his need to attend to his wife's medical needs.

The Proponent has indicated that his need to attend to his wife constitutes "good cause" under Rule 14a-8(h)(3) and thus his failure to attend the 2008 Annual Meeting would not provide a basis for the Company to exclude his Proposal. However, the Staff previously has not agreed with this position. Specifically, the Staff permitted exclusion under Rule 14a-8(h)(3) of a stockholder proposal the Proponent submitted to Exxon-Mobil Corp., finding that the Proponent "has not stated a 'good cause' for the failure to appear" when the Proponent cited his wife's medical condition as the reason he was unable to attend the annual stockholders meeting. *Exxon-Mobil Corp.* (avail. Dec. 14, 2004). *See also Wm. Wrigley, Jr. Co.* (avail. Nov. 21, 2005); *Hudson United Bancorp* (avail. Oct. 6, 2005); *Hudson United Bancorp* (avail. Nov. 8, 2004).

The Proponent is highly experienced at making stockholder proposals and is well aware of the rules regarding presentation of stockholder proposals. The Proponent has submitted numerous proposals to various companies over a period of many years, including to the

Company, and has repeatedly failed to satisfy Rule 14a-8(h)(1). We note, in particular, that the Staff consistently has permitted exclusion of proposals submitted by the Proponent because of his failure to appear and present his proposals at stockholder meetings. *See, e.g., Anthracite Capital, Inc.* (avail. Feb. 16, 2007) and *Eastman Kodak Co.* (avail. Jan. 30, 2006) (each permitting exclusion when the Proponent failed to appear at the previous year's annual meeting, at which the company permitted the proposal to be voted upon for the convenience of stockholders). *See also Wm. Wrigley, Jr. Co.* (avail. Dec. 5, 2006); *Entergy Corp.* (avail. Jan. 10, 2006); *Lucent Technologies Inc.* (avail. Oct. 27, 2004); *Poore Brothers, Inc.* (avail. Feb. 18, 2004); *Wm. Wrigley, Jr. Co.* (avail. Dec. 5, 2003); *Avaya Inc.* (avail. Nov. 14, 2003); *Poore Brothers, Inc.* (avail. Feb. 21, 2003); *NCR Corp.* (avail. Jan. 2, 2003); *Wm. Wrigley, Jr. Co.* (avail. Nov. 20, 2002); *Mattel, Inc.* (avail. Mar. 22, 2002); *Lucent Technologies Inc.* (avail. Sept. 21, 1999); *Mobil Corp* (avail. Sept. 3, 1998).

As a result, the Company believes that under Rule 14a-8(h)(3) it may: (i) exclude the Proposal from the 2008 Proxy Materials, and (ii) omit any proposal made by Proponent from the proxy materials for all stockholders' meetings held in calendar years 2008 and 2009.

II. The Proposal May Be Excluded under Rule 14a-8(b) and Rule 14a-8(f) Because the Proponent Failed To Establish the Requisite Eligibility To Submit the Proposal.

Alternatively, should the Staff not concur that the Proposal is excludable pursuant to Rule 14a-8(h)(3), we respectfully request that the Staff concur that the Company may exclude the Proposal under Rule 14a-8(f)(1) because the Proponent did not substantiate his eligibility to submit the Proposal under Rule 14a-8(b). Rule 14a-8(b)(1) provides, in relevant part, that "[i]n order to be eligible to submit a proposal, [a stockholder] must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date [the stockholder submits] the proposal."

The Company received the Proposal from the Proponent via U.S.P.S. mail on August 30, 2007. Rule 14a-8(b)(2) provides that, if the proponent of the stockholder proposal is not listed in the company's records as a stockholder, the burden is on the proponent to verify his eligibility to submit a stockholder proposal. The Company has informed us that the Proponent does not appear on the records of the Company's stock transfer agent as a stockholder of record, and the Proponent did not provide proof of his beneficial holdings of Company stock when he submitted the Proposal. In accordance with Rule 14a-8(f)(1), the Company sent a letter (the "Deficiency Notice") via Federal Express to the Proponent on September 13, 2007, requesting that the Proponent provide the Company with verification of his beneficial ownership not later than 14 calendar days following his receipt of the Company's request. A copy of the Deficiency Notice is attached hereto as Exhibit D. The tracking update from Federal Express provides that the Deficiency Notice was delivered to the Proponent on September 14, 2007. *See* Exhibit E.

The Proponent responded to the Deficiency Notice on September 26, 2007 (the "Proponent's Response") but still failed to provide sufficient proof of his continuous ownership of the requisite shares of the Company's common stock. *See* Exhibit F. In the Proponent's Response, the Proponent admitted that he was not able to verify proof of his ownership of Company shares because "no response [was] received from TDAmeritrade." Staff Legal Bulletin No. 14 specifies that when the stockholder is not the registered holder, the stockholder "is responsible for proving his or her eligibility to submit a proposal to the company," which the stockholder may do by one of the two ways provided in Rule 14a-8(b)(2). *See* Section C.1.c, Staff Legal Bulletin No. 14 (July 13, 2001). As set forth in Rule 14a-8(b), if the stockholder proponent is not the record holder of the securities, he must do one of two things to prove his eligibility to submit a stockholder proposal. The stockholder proponent "can submit a written statement from the record holder of the securities verifying that the [stockholder] has owned the securities continuously for one year as of the time the [stockholder] submitted the proposal." SLB 14. Alternatively, the stockholder proponent may submit copies of Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 that reflect his ownership of the Company securities. Thus, while the Proponent did respond to the Deficiency Notice, by his own admittance he did not provide the necessary information – either a statement from the holder of record attesting to his ownership or any of the applicable schedules or forms – as required to establish his eligibility to submit the Proposal to the Company.

Rule 14a-8(f) provides that a company may exclude a stockholder proposal from its proxy materials if the proponent fails to provide evidence of eligibility under Rule 14a-8, including the beneficial ownership requirements of Rule 14a-8(b), provided that the company timely notifies the proponent of the problem and the proponent fails to correct the deficiency within the required time. The Company satisfied its obligation under Rule 14a-8 in the Deficiency Notice to the Proponent, which stated:

- the ownership requirements of Rule 14a-8(b);
- the type of documentation necessary to demonstrate beneficial ownership under Rule 14a-8(b);
- that the Proponent's response had to be transmitted no later than 14 calendar days from the date the Proponent received the Deficiency Notice; and
- that a copy of the stockholder proposal rules set forth in Rule 14a-8 was enclosed.

On numerous occasions the Staff has taken a no-action position concerning a company's omission of a stockholder proposal based on a proponent's failure to provide satisfactory evidence of his eligibility under Rule 14a-8(b) and Rule 14a-8(f)(1). *See, e.g., General Motors Corp.* (avail. Apr. 5, 2007) (concurring with the exclusion of a stockholder proposal and noting that "the proponent appear[ed] to have failed to supply documentary support sufficiently evidencing that he satisfied the minimum ownership requirement for the one-year period as of the date that he submitted the proposal as required by rule 14a-8(b)"). *See also Yahoo, Inc.* (avail. Mar. 29, 2007); *CSK Auto Corp.* (avail. Jan. 29, 2007); *Motorola, Inc.* (avail. Jan. 10, 2005), *Johnson & Johnson* (avail. Jan. 3, 2005); *Agilent Technologies* (avail. Nov. 19, 2004); *Intel Corp.* (avail. Jan. 29, 2004); *Seagate Technology* (avail. Aug. 11, 2003); *J.P. Morgan Chase & Co.* (avail. Mar. 13, 2002). More specifically, the Staff previously has concurred with the exclusion of stockholder proposals because a stockholder proponent failed to provide documentary support from the record holder of his continuous ownership of a company's securities. *See, e.g., General Motors Corp.* (avail. Apr. 3, 2001) (noting that "while it appears that the proponent did provide some indication that he owned shares, it appears that he has not provided a *statement from the record holder* evidencing documentary support of continuous beneficial ownership of $2,000 or 1% in market value of voting securities, for at least one year prior to the submission of the proposal") (*emphasis added*); *Pall Corp.* (avail. Sept. 20, 2005) (concurring with the exclusion of a proposal under Rule 14a-8(b) when the proponent was not a record holder and failed to submit documentary proof of beneficial ownership from a record holder).

Moreover, the Proponent should be well aware of the beneficial ownership requirements of Rule 14a-8(b). The Proponent previously has submitted proposals for inclusion in the Company's 2002, 2003, 2004 and 2006 proxy materials, and in each case the Proponent failed to satisfy the continuous ownership requirement of Rule 14a-8(b), notwithstanding the Company's correspondence noting the procedural deficiencies and explaining how to correct those deficiencies. The Staff granted no-action relief to the Company in each case. *See Intel Corp.* (avail. Feb. 8, 2006); *Intel Corp.* (avail. Jan. 29, 2004); *Intel Corp.* (avail. Mar. 10, 2003); *Intel Corp.* (avail. Feb. 15, 2002).

Thus, despite the Deficiency Notice and the Proponent's Response, the Proponent has failed to provide the Company with satisfactory evidence of his requisite ownership of Company stock. Accordingly, we ask that the Staff concur that the Company may exclude the Proposal from the 2008 Proxy Materials under Rule 14a-8(b) and Rule 14a-8(f)(1).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2008 Proxy Materials in reliance on Rule 14a-8(h)(3) and omits any proposal submitted for inclusion at the Company's stockholders meetings in calendar years 2008 and 2009. Alternatively, should the Staff be unable to concur in the exclusion of the Proposal under Rule 14a-8(h)(3), we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal under Rule 14a-8(b) and Rule 14a-8(f)(1). We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Moreover, the Company agrees to promptly forward to the Proponent any response from the Staff to this request that the Staff transmits by facsimile to the Company only.

If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8671, my colleague Elizabeth A. Ising at (202) 955-8287 or Doug A. Stewart, the Company's Senior Attorney, Legal and Corporate Affairs, at (408) 765-5532.

Sincerely,

Ronald O. Mueller

ROM/js
Enclosures

cc: Doug A. Stewart, Intel Corporation
Robert D. Morse

100340895_4.DOC

EXHIBIT A

Robert D. Morse
212 Highland Ave.
Moorestown, NJ 08957-2717

Ph: 856 235 1711

August 30, 2007

Office of The Secretary
Intel Corporation
2200 Mission College Blvd.
Santa Clara, CA 95054-1549

Dear Secretary:

I, Robert D. Morse, of 212 Highland Avenue, Moorestown, NJ 08057-2717, wish to introduce the enclosed Proposal for the Year 2008 Proxy Material. I have held.$2000.00 or more in the company's securities over one year and will continue to hold until after the next meeting date.

I cannot be expected to attend but will try to be represented at the meeting by an alternate selection, if any become known to me.

For the past three years, my close presence to attend my wife's medical needs has escalated and the S.E.C. has been so advised as a "valid reason" for non-attendance.

As proven in previous reports, my shares holdings remain the same, and are held by TD Ameritrade.

TDAmeritrade, Inc. Ph: 1 800 934 4448
PO Box 2654
Omaha, NE 68103-2654

I note that my asking for letters of authenticity are a disruption of the normal business activities and should not be demanded, regardless of the S.E.C.'s permission to corporations. A Proponent can be called to account in the event of misrepresentation.

Encl.: Proposal and Reasons

Sincerely,
Robert D. Morse
Robert D. Morse

Robert D. Morse
212 Highland Ave.
Moorestown, NJ 08957-2717

Ph: 856 235 1711
August 30, 2007

PROPOSAL

I, Robert D. Morse, of 212 Highland Avenue, Moorestown, NJ 08057-2717, owner of $2000.00 or more of Intel Corporation stock, held for a year, request the Board of Directors to take action regarding remuneration to any of the top five persons named in Management be limited to $500,000.00 per year, by salary only, plus any nominal perks {i.e.; company car use, club memberships] This program is to be applied after any existing programs now in force for cash, options, bonuses, SAR's, etc., plus discontinue, if any, severance contracts, in effect, are completed, which I consider part of remuneration programs.

This proposal does not affect any other personnel in the company and their remuneration programs

REASONS

Ever since about Year 1975, when "Against" was removed from "Vote for Directors" box, and no other on the Proxy Vote, and the term "Plurality" voting was contrived, shareowners have lost the "Right of Dissent", which is unconstitutional. No reason given, but the result has been that any Management nominee for Director was elected, even if only one "For" vote was received. This is because "Abstain" and "Withheld" are not deducted from "For". In response, Directors have awarded remuneration to those whom nominated them, to the point of being excessive and still escalating. Millions of dollars of shareowners assets are diverted for the five top Management, year after year, until their retirement or they "Jump Ship" for another company's offer. It is seldom proven to have been "earned" by their efforts, rather than the product or services.

The limit of one half million dollars in remuneration is far above that needed to enjoy an elegant lifestyle. These funds might better be applied to dividends. The savings in elimination of personnel needed to process all previous programs could be tremendous. Plus savings on lengthy pages reporting the process in the Report, a help for the National Paperwork Reduction Act.

This can all be accomplished by having Directors eliminate all Rights, Options, S.A.R.'s, retirement and severance, etc. programs, relying on $500.000.00 to be adequate, and Management buying their own stock and retirement programs, if desired.

It is commendable that AT&T, ExxonMobil, Ford Motor [1st], perhaps others, have already returned "Against" as requested.

Thank you, and please vote "YES" for this Proposal. It is for Your benefit !

Robert D. Morse
Robert D. Morse

Robert D. Morse
212 Highland Ave.
Moorestown, NJ 08957-2717

Ph: 856 235 1711
October 6, 2007

Chairman Christopher Cox
Securities & Exchange Commission
100 F. Street, N.E.
Washington, DC 20549

Subject: Interference with Ameritrade, Inc. business operations by requesting information.

Dear Mr. Cox:

Note: Deadline Sept. 27th for proof of ownership, etc. and no response received from TDAmeritrade, since not their obligation to be third party to information request, which is an interruption of normal business, and **an insult to their integrity,** in issuing monthly reports which the S.E.C. rules reject, and I concur with TD Ameritrade and any others.

I supplied TDAmeritrade address & Ph. # to each, and none applied for info direct.
I sent in 6 Corporate similar demands with no response to date from TDAmeritrade.

Therefore, if persistence in deleting of my Proposal is presented to the S.E.C. I submit that *due diligence* was not used in finding my holdings, as <u>they are known</u> in order to send my dividends as they are issued. {Income Tax filed--Exhibit]

I have already submitted family health problems as valid non-attendance reason, along with my proposal.

I am open to further discussion, as the security dealers may resent continued negative publicity by the S.E.C. as to their integrity in issuing client's monthly reports. It appears to me that pressure was used by corporate representatives in obtaining such a restrictive Rule, and the S.E.C. has the right to suspend it.

6 copies to S.E.C. [if required]
1 " to each corporation filing deletion request.
Income tax exhibit to prove holdings quantity/value. SEC.

Sincerely,
Robert D Morse

RECEIVED
OCT 17 2007

Jack and Jill need not have climbed a hill,
Though both of them were seeking a thrill.
Water under pressure rises quite high:
But they did not even give a try;
For they could have found where it trickles down,
And Jack would not have broken his crown.

Jack and Jill never went up the hill
They sat on a wall, and got their fill.
For the wall was part of a roadway bridge,
They just dropped a rope tied bucket over the edge
So, Jack did not really break his crown,
And neither did Jill come tumbling down !

OLD MOTHER HUBBARD

Old Mother Hubbard went to a track,
Although she never brought any money back.
What made her stop looking for a bone?
She had no funds to bring one home.

LI4TTLE JACK HORNER

Little Jack Horner was sent to a corner,
Since he was caught being bad.
Yet, such punishment never corrected this lad.

HI, DIDDLE, DIDDLE

Hi, Diddle, Diddle, remains a riddle,
Since a cat never played a fiddle;
Then how did the cow jump over the moon?
The answer is coming up soon—
She made the feat, landing on four feet.
Why she was able, you'd never suppose;
The cow did this trick before the moon rose !

LITTLE MISS MUFFET

Little Miss Muffet never sat on a tuffet,
Knowing wet grass would soak her dress.
So, she sat on a bench,
And this pretty young wench
Had her snack with no drench.

LITTLE BO PEEP

Little Bo Peep lost some of the sheep,
Simply because she went to sleep;
Knowing they weren't hers to keep.

ROW, ROW YOUR BOAT

If you are one strong enough to row a boat,
Also be bright, use a life jacket to keep afloat.

TITLE STRESS RELIEF ONLY, NOT PART OF PRESENTATION

A MONKEY

Could you bear with my depiction of a monkey?
To unlock your thoughts, I may have the key.
If you follow my antics, it just may be,
A hairy image of a person like me!

QUESTION

If the subject of EVELOUTION is confined to a sole [soul]
subject in classes as to how the Universe was formed,
are not the students being BRAIN-WASHED into the belief
that there can be no other possibility?
Therefore comparison is a necessity for fair teaching.
Would the scientists agree to state that their findings
are THE GOSPEL TRUTH?

SORTED OUT

There's something my thoughts just found,
Which may turn evil-outionists around;
I can make it very plain,
They can't logically take the Lord's name in vain.

QUESTION - ALL IN FUN

Since depicted as being closest to human form,
At what time of evolutionary life
Did the oral-angutang learn to speak?

DISCOVERY

Since ancient times men have maintained discovery,
Whether it is in outer space, or that of recovery.
If a carcass of an animal, we have proof,
But what's in space remains aloof.
Each year the scientists find new objects,
Which in time may lead to regrets.
When there's nothing left with their minds to flirt,
Might they not "discover" themselves out of work?

Robert Dennis Morse

EXHIBIT B

Table of Contents

INTEL CORPORATION
2200 Mission College Blvd.
Santa Clara, CA 95054-1549
(408) 765-8080

March 27, 2007

Dear Stockholder:

We will hold our 2007 Annual Stockholders' Meeting at 8:30 a.m. Pacific Time on May 16, 2007 at the Santa Clara Convention Center, 5001 Great America Parkway, Santa Clara, California 95054, and we look forward to your attendance either in person or by proxy. We are pleased to offer a live Webcast of the annual meeting at *www.intc.com.*

If you received your annual meeting materials by mail, the notice of annual meeting, proxy statement, and proxy card from our Board of Directors are enclosed. If you received your annual meeting materials via e-mail, the e-mail contains voting instructions and links to the annual report and the proxy statement on the Internet, which are both available at *www.intel.com/intel/annualreports.*

We encourage you to conserve natural resources and reduce printing and processing costs by signing up for electronic delivery of our stockholder communications. For more information, see "Electronic Delivery of Our Stockholder Communications" in the proxy statement.

At this year's annual meeting, the agenda includes the annual election of directors; ratification of the selection of our independent registered public accounting firm; amendment and extension of the 2006 Equity Incentive Plan; approval of the 2007 Executive Officer Incentive Plan; and consideration of one stockholder proposal, if properly presented at the annual meeting. The Board of Directors recommends that you vote **FOR** election of the director nominees, **FOR** ratification of the selection of our independent registered public accounting firm, **FOR** amendment and extension of the 2006 Equity Incentive Plan, **FOR** approval of the 2007 Executive Officer Incentive Plan, and **AGAINST** the stockholder proposal. Please refer to the proxy statement for detailed information on each of the proposals and the annual meeting. Your Intel stockholder vote is important, and we strongly urge you to cast your vote.

If you have any questions concerning the annual meeting or the proposals, please contact our Investor Relations department at (408) 765-1480. For questions regarding your stock ownership, you may contact our transfer agent, Computershare Investor Services, LLC, by e-mail through their Web site at *www.computershare.com/contactus* or by phone at (800) 298-0146 (within the U.S. and Canada) or (312) 360-5123 (outside the U.S. and Canada). For questions related to voting, you may contact D. F. King & Co., Inc., our proxy solicitors, at (800) 859-8509 (within the U.S. and Canada) or (212) 269-5550 (outside the U.S. and Canada).

Sincerely yours,

Craig R. Barrett
Chairman of the Board

PROPOSAL 5: STOCKHOLDER PROPOSAL REQUESTING LIMITATION ON EXECUTIVE COMPENSATION

Robert D. Morse, of 212 Highland Avenue, Moorestown, NJ 08057–2717, owner of $2,000 or more of Intel common stock, proposes the following resolution:

The remuneration to any of the top five persons named in Management be limited to $500,000 per year, plus any nominal perks. This program is to be applied after any existing programs now in force for options, bonuses, SARs, etc., have been completed, and severance contracts should be discontinued, as they are also a part of remuneration programs.

This proposal does not affect any other personnel in the company and their remuneration programs.

Supporting Statement

The limit of one half million dollars in remuneration is far above that needed to enjoy an elegant life–style.

Throughout Corporate history, only a few persons whom have created a corporation now remain in Management. Some descendents have inherited top positions, while most have attained them through recommendations, ability, or influence, not necessarily providing increased earnings for a company. Earnings come from the product or services, its public acceptance, advertising and a dedicated workforce.

Management provides most nominates for Directors, and in turn, Directors re–elect management and reward them, in some cases many times in excess value of services provided. These funds might better be applied to the shareowners.

Thank you, and please vote "YES" for this Proposal. It is for YOUR benefit!

Board of Directors' Response

After careful consideration, we believe that the proposal is not in the best interests of Intel or its stockholders, and therefore recommend a vote against it. The Board is against limiting executive remuneration to $500,000 because this limit is arbitrarily low in relation to the jobs to be filled and would severely restrict Intel's ability to attract, motivate, and retain senior executives.

The Board understands that investors have concerns over excessive executive compensation, perquisites, and severance packages. However, we believe that our current compensation programs are fair and reasonable for all employees, including executive officers. The Compensation Committee, which is composed solely of independent directors, determines the compensation paid to Intel's executive officers and the equity and employee benefit plans and programs in which they participate. Intel's pay packages are tied to individual performance, vary with Intel's performance in achieving financial and non–financial objectives, and reward executives for improving the financial and stock performance of the company. It is also important to note that:

- Intel does not provide perquisites, and
- Intel has not entered into employment contracts or severance agreements with its executives.

The Compensation Committee reviews the performance of our executive officers in achieving our goals and objectives to ensure that they are reasonably and effectively compensated in a manner consistent with our strategy and performance. For more information on Intel's compensation programs and how executive compensation is determined at Intel, see the following sections of this proxy statement: "Compensation Discussion and Analysis," "Executive Compensation," "Proposal 3: Approval of Amendment and Extension of the 2006 Equity Incentive Plan," and "Proposal 4: Approval of the 2007 Executive Officer Incentive Plan."

Recommendation of the Board

The Board of Directors recommends that you vote "AGAINST" this proposal requesting a limitation on executive compensation.

EXHIBIT C

00:17 01:38	Good morning. I'd like to call the 2007 Intel annual meeting to order. I'm Craig Barrett, Chairman of Intel Corporation. It's my pleasure to welcome you here to this year's meeting. We are hosting it here in Santa Clara, obviously, but we are also broadcasting it live on a webcast over our website, intc.com, as we welcome all those who are viewing the proceedings remotely. We will also have the opportunity for the remote viewers to ask questions as we go forward with the meeting. We have an agenda today which consists of electing Directors for the forthcoming year. We'll be voting on five proposals, the Director election, the election of our Auditors for the year, two compensation related proposals put forward by the corporation, and one compensation related proposal put forward by a shareholder. We will look at those in detail in a few minutes. We will also have a report on the state of the company by our CEO Paul Otellini a little bit later on. We will follow that up with a Q&A session, again, live with the audience here, and with the internet connection as well. I'd like you to refer to the printed program for the agenda and all of the meeting rules. We'll try to follow those rules and the agenda as we go forward. I will now introduce Cary Klafter, the Corporate Secretary, who will also serve as the meeting Secretary. Cary.
02:02	March 19th was our record date for voting for this meeting, and we currently have, in person, but primarily in proxy form, approximately 5M shares—5B shares, out of 5.7B outstanding. That's about 88% of outstanding shares, and so that's more than the 50% required per quorum purposes, so the meeting can be held. If you're here and you haven't voted yet—haven't voted in any form—and you want to do so, the folks from Computershare are outside in the back and you can vote with them. They have printed ballots available for you. The folks from Computershare, Marta Delatorre and Ed Gurgle are serving as our tabulators and our inspectors of election for the meeting. As Craig explained, all of the proposals which have been submitted, were printed in the proxy statement. In accord with our bylaws and general regulations, all of the proposals are closed for the purposes of voting at the meeting. We're not going to take any additional items for voting purposes, but we will have Q&A later on to discuss any topic that you're interested in. So, with that, I'll turn it back to Craig, and we'll begin the discussion of each of the proposals.
03:28	Again, I'd like to, on behalf of the Board, thank the shareholders who have returned their proxies, or those of you who are here this morning to vote in person. We have five proposals. We'll review each proposal individually, and then, as we're tabulating the votes, again, Paul Otellini will give a presentation on the state of the company. The first proposal is the Election of the 11 Directors for the forthcoming year. And each of the 11 nominees much receive a majority of the votes cast for that individual. I'd like to introduce the nominees and have them please stand until they're all introduced. Paul Otellini is the CEO/President, Intel Corporation. Charlene Barshefsky, Senior International Partner for Wilmer, Cutler, Pickering Hale and Dorr. Our newest Director, Susan Decker, is the Executive V.P. and Head of Advertising

05:09	and Publishing Group, Yahoo. Jim Guzy, Chairman of SRC Computers Incorporated. Reed Hundt, is a Principle of Charles Ross Partners. James Plummer is Professor of Electrical Engineering and Dean of the School of Engineering at Stanford University. David Pottruck, who's Chairman and CEO of Red Eagle Ventures Incorporated. And David is unable to be with us this morning. Jane Shaw, who's Retired Chair and CEO of Aerogen Incorporated. John Thornton, Professor and Director of the Global Leadership Program at Tsinghua University, Beijing, China. David Yoffie, Professor of International Business Administration, Harvard Business School. No other nominations were submitted in accordance with the bylaws. Nominations are, therefore, closed, and these are the nominees for 2007. Thank you.
05:32	I'd also like to introduce a few of the Corporate Officers of Intel who are joining us this morning. And again, please stand as I mention your name. Andy Bryant, who's the Executive Vice President and Chief Financial and Enterprise Service Officers. Leslie Culbertson, Vice President and Director of Finance. Sean Maloney, Executive Vide President and General Manager of the Sales and Marketing Group. Patricia Murray, Senior Vice President and Director of Human Resources. Bruce Sewell, Senior Vice President, General Counsel. Stacy Smith, Vice President and Assistant Chief Financial Officer. Thank you.
06:14	The second matter we're faced with today is that the Board—or the Corporation has recommended that the stockholders ratify the selection of Ernst & Young and Intel's independent auditors for 2007. I'd like to introduce the audit team from Ernst & Young who are with us this morning. Sue Young—not Sue Young—Sue James. Excuse me. I've only known you for, what, a zillion years? Sue James. Jeff Lang and Craig Smith. My apologies, Sue.
	[Inaudible]
	[Laughter]
06:57	I should have my notes audited in advance, I guess. The three remaining proposals are compensation related. And I thought it was, therefore, appropriate that we have the Chairman of the Compensation Committee, Reed Hundt, give a brief overview of the actions of the Compensation Committee in the last year as a precursor to discussing those three proposals. So, let me welcome Reed Hundt, Chairman of our Compensation Committee, to the podium. Reed?
07:34	Good morning, everybody. My name is Reed Hundt. I am the Chairman of the Compensation Committee of Intel's Board of Directors, and I'm here to talk to you about what the Committee has done. The Committee has four independent Directors. In addition to myself, they're Dave Pottruck, John Thornton, and David Yoffie. My colleagues have a lot of experience in compensation issues, and that's been very valuable to us in carrying out our responsibilities to Intel shareholders. We also use a Harvard Business School Professor, Brian Hall, as an advisor. Our primary role is to determine compensation of Intel's top management. Now the top managers of a large and technologically complex company like Intel have many, many important

09:00	roles. But one widely accepted way to summarize these roles is to say the top executives need to do three things. First, set direction, second, create accountability, and third, maintain the culture of the company. So, the compensation committee looks to pay for performance in each of these areas. So first, we measure accomplishment against goals that are consistent with the company's direction. As you will see, we emphasize in compensation, both earnings and operational performance. And in both theses ways we match pay to progress along the company's directional path. Second, for top managers, as a group, and also for each of them as individual, our compensation method holds people accountable for results in achieving goals. And third, we intend our compensation methods to embody Intel's culture—it's web of beliefs and values. In particular, we intend our compensation methods to be transparent instead of opaque, to be based on merit more than on seniority. To reward primarily when shareholders obtain value, and to be Spartan in the area perquisites. So as I explain how the system worked in 2006 and how it will work in 2007. You can judge whether we as a Committee met our own goal of paying for performance in terms of direction, accountability, and culture.
10:00	Now, at Intel, we pay with both cash and equity. We use two forms of equity—restricted stock and stock options. And we paid top managers more cash to the degree that annual performance improves. And our top managers obtained more equity compensation to the degree that long run returns to shareholders go up.
10:24	Compensation is weighted much more to equity rather than cash as grade levels rise. So that for our top executives, the key way to be compensated, much more than otherwise, is to preside over higher returns to all shareholders. When you make more money, they make more money. Now, I'm going to use our CEO's compensation to show you how our methods work. The focus on Paul's compensation is to provide you with a concrete example, but the approach applies generally to how the committee compensates all Intel's top executives. You can see in this chart, that Paul received in 2006, a cash incentive bonus of $1.8M. That's to be compared to $2.7M in 2005. That was a 33% reduction. And that came because the company's earnings in 2006 declined as compared to 2005.
11:27	Now, in 2007, to make the link between company performance and individual compensation even tighter, we revised the executive officer incentive plan. The revised plan, like it's predecessor, still puts most weight on Intel's earnings performance, because we believe in the long run, earnings is the most reliable determinant of stock price appreciation. We also added what are called "claw back" provisions to both our equity and cash-based incentive plans. We do not have employment agreements at Intel, so we thought it was prudent to put these provisions into our equity and cash plans. If—and we hope this merely a hypothetical case—we ever had a restatement of earnings that resulted from an error or misconduct by an employee, we would, as a company, be able to recoup compensation wrongly paid to the executive officers. Our philosophy, still, is to set base salary for executives below market medians. In addition, we still don't provide the large perks and

12:44	severance packages that you may have read about in connection with other companies. However, the Compensation Committee always keeps an eye on comparable salaries at other companies in order to mind the three R's of compensation: recruiting, retaining, and really motivating.
13:00 14:32	Here's how the new executive officer incentive plan works. There are three company-wide factors and one individual factor. The three company factors are absolute financial performance, relative financial performance, and operational performance. The three factors are added together with this formula—are added together to produce a number that multiplied by baseline. For example, if the baseline is $100,000 and the factors add up to 3, then 3 times $100,000 produces a $300,000 bonus. Then the Committee can raise or lower the bonus as much as 10% depending on an estimate of individual performance. That assessment is drawn from the whole Board's evaluation of the specific executive. In the factor called "absolute financial performance," we focus on earnings over a three year period, not just a one year period. We want to reward for sustained performance, instead of single year volatility. In the factor called "relative financial performance," we focus on Intel's single year's earning growth compared to the market. In the third factor called "operational goal performance," we reward for performance against corporate objectives. So, it's these three components that we add together to create that multiplier. We believe this formula rewards our executives for improving separately, financial, operational, and individual performance.
14:50	Now, next I want to show you how we make equity grants. And, again, I'm going to use, as an example, the equity grants made to Paul. You can see, from this chart, that the Committee gave Paul the same annual performance options and restricted stock units for 2007 as we did in 2006. We also awarded Paul an option grant with long term vesting. That is something we did not do the year before. Paul will obtain value from these options if—and only if—the company's shareholders see their stock price go up. By having most of the total compensation in stock options, Intel's executives are primarily rewarded for long term stock price appreciation. That creates the alignment with shareholder's interests that we intend.
15:47	So, Intel's Compensation Committee continues to adhere to the philosophy of strong linkage between pay and performance, market competitive pay, and a broad based alignment. We believe that our decisions have been consistent with that philosophy. We believe that they are in the best interest of Intel's stockholders. But if you have any questions, you are very welcome to ask them in the question and answer portion of the meeting. Thank you very much.
	I'll turn it over to you Craig.
16:26	Thank you, Reed. The third item for consideration today is the amendment of the 2006 equity incentive plan. This is the sole plan of stock-based incentive compensation for eligible employees and not employee directors. The proposal reserves an additional 119M shares of stock, extends the plan for an additional two years. As Reed mentioned, we've added a claw-back provision to—in potential anticipation if there is ever a restatement. And employees

	have benefited from erroneous information, or fraud, or some other action that we can claw-back the gains from the equity incentive program moving forward.
17:14	This provision allows Intel to continue a broad-based equity program. We think it's in the best interest of both the company and of the employee base. It will help attract, motivate and retain employees going forward.
17:30	The fourth proposal is the executive officer incentive plan. And this is the plan that Reed just talked about. This is the cash-based incentive, pay for performance plan the corporation uses. This is a modification of the formula that we've used for many, many years in the company. It's been updated by the Compensation Committee again in consultation with Professor Brian Hall from Harvard University. The three aspects of the plan really—absolute growth of the company, growth of the company relative to the industry, and then performance of strategic objectives within the corporation. We think this is an appropriate compensation program to reward our executives and our employees on the performance of the company, and hopefully that translates into performance in the marketplace. There is also a claw-back provision added to this plan. Again, if a misstatement or a restatement of results occurs. We believe this plan is also in the best interest of the shareholders, and will help attract, retain, and motivate executive officers at a reasonable cost to the stockholders.
18:42	The fifth item is a stockholder proposal and it's been submitted by Robert Morse. Is Mr. Morse here? Or does he have a representative here? The proposal—I see no representatives up—the proposal is really a proposal to limit the total compensation of any employee or executive officer of Intel Corporation to $500,000 per year. The Board recommends the stockholders vote against this proposal for the reasons voiced in the proxy statement. Those are the five proposals, election of the Directors, gratification of the selection of Ernst & Young, and Sue James—excuse me, Sue. The extension of the executive incentive plan, the approval of the executive officers incentive program—bonus program, and then the vote on Mr. Morse's proposal.
19:47	What we'd like to do now is to have the CEO of the company, Paul Otellini, come forward and present the company's plans and strategy for the future, and then we will follow that with a Q&A session. Paul?
20:05	Well, good morning, and let me add my welcome and thanks to all you shareholders who decided to join us this morning and see what's happening in your company. I'll keep my remarks brief today, but I wanted to give you a few messages. And this slide summarizes them. And if you had any takeaways from today's meeting and what's happening in your company, it's really these three. This model that we first talked about to you last year at this meeting, that's been called "Tick-Tock," which is the model that we bring out—the model in which we bring out our new microprocessors and new silicon technologies year after year after year, in terms of a predicable cadence that brings new technology to the market, and we believe gives us technology leadership, is really back in order, and it is being implemented now on 65

01:23:55	Paul: The answer is yes. We expect to continue to decline in headcount over the course of the year, and, you know, we've announced a year end target of about 90,000 and we're—as I said earlier, we're a little above 91,000 today and continuing to drop down towards that target. On the other hand, we're continuing to look at a number of parts of the company to make sure that we're driving them towards the optimal level of efficiency.
01:24:23	I want to now close the Q&A session. Thank you for your questions. We'll now have the results of the stockholder vote. Cary, can you please come up and give us those results?
01:24:40 01:26:18	So, as I mentioned earlier, we have about 5B shares present at the meeting, that's out of about 5.7/8B shares outstanding. That's 88% of our shares present in person or by proxy. With respect to the election of the Directors, they are elected on a majority vote basis, which means you look at how many shares are voted for and how many shares are voted against. Approximately 5B shares were voted for each of the nominees, for or against, and for 10 of the nominees, approximately 97% of shares were voted for, and for Ambassador Barshefsky, approximately 70% of shares were voted for. Ratification of the company's independent auditors, approximately 98% of shares were voted in favor. For the 2006 equity incentive plan, approximately 81% of shares were voted in favor. For the 2007 executive officer incentive plan, approximately 94% of shares were voted in favor. And for the stockholder proposal, which we didn't formally introduce, because Mr. Morse was not here, but we've tallied the votes in all events, and that proposal received approximately 4-1/2% in favor and 94% against. So, all of the Director nominees have been elected. The management proposals have been adopted, and Mr. Morse's proposal, if it had been formally submitted, would have failed. And those are the results.
01:26:26	Thank you, Cary. We'd like to direct your attention to the Intel investor relations website for stock quotes and events. You can also sign up on that website for electronic delivery of stockholder communications, proxy statements, annual reports. You can save trees, basically. And it also saves dollars for the company in terms of mailing those documents to you. I believe our agenda's completed. The votes have been given and tallied and reported on. I would like to entertain a motion to adjourn. Do I have a second? On behalf of Intel Corporation, thank you for attending this morning.
	[Applause]
	[End of meeting]

EXHIBIT D

September 12, 2007

VIA FEDERAL EXPRESS

Robert Morse
212 Highland Ave.
Moorestown, NJ 08057-2717

Re: stockholder proposal

Dear Mr. Morse:

On September 5, 2007, we received your letter dated August 30, 2007, which included your stockholder proposal. The Securities and Exchange Commission ("SEC") has set forth certain procedural and eligibility requirements for stockholders seeking to submit proposals. Pursuant to Rule 14a-8(b) under the Securities Exchange At of 1934 (the "Exchange Act"), please provide proof to us that you continuously owned at least $2,000 in market value of Intel's common stock for at least one year by the date you submitted the proposal. According to our records, you are not a "record holder" of your shares. Therefore, as explained in Staff Legal Bulletin No. 14, sufficient proof may be in the form of:

- A written statement from the "record" holder of your shares (usually a brokerage firm or a bank) verifying that, at the time you submitted your proposal, you continuously held the shares for at least one year; or

- If you filed a Schedule 13D, Schedule 13G, Form 3, Form 4, or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level.

We note your written representation that you will continue to hold the shares through Intel's 2008 Annual Stockholders' Meeting.

Intel Corporation
2200 Mission College Blvd
Santa Clara CA 95052
www.intel.com

Last year neither you nor a representative attended the 2007 Annual Stockholders' Meeting to present your proposal. We note in your letter this year that you do not expect to attend the 2008 Annual Stockholders' Meeting, but that you will try to find a representative. Under Question 8 of Rule 14a-8, a stockholder or representative must appear at the annual meeting to present the stockholder proposal. Because you or a representative failed to appear in person to present your proposal, we plan to ask the SEC staff to concur that we may exclude any proposal submitted by you for two years. We respectfully request that you voluntarily withdraw your stockholder proposal in writing to save us the time and expense of preparing this request to the SEC.

Finally, as we discussed last year, Intel has for the last two years allowed stockholders to vote "Against" directors. Intel amended its bylaws in January 2006 to adopt a majority vote standard for the election of directors. Therefore, the first five lines of your first paragraph under "Reasons" are inapplicable to Intel, as well as paragraph four. If you decide not to withdraw your proposal, we respectfully request that you revise your supporting statement to remove references to majority voting since Intel has already adopted this standard in its bylaws.

Your response to this letter must be postmarked no later than 14 calendar days from the date you receive this letter. I have enclosed a copy of Rule 14a-8 for your convenience.

Sincerely,

Douglas A. Stewart
Senior Attorney

Enclosures

Rule 14a-8 -- Proposals of Security Holders

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and- answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

a. Question 1: What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

b. Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

   1. In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

   2. If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

      i. The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

ii. The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

A. A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

B. Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

C. Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

c. Question 3: How many proposals may I submit: Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

d. Question 4: How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

e. Question 5: What is the deadline for submitting a proposal?

1. If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10- Q or 10-QSB, or in shareholder reports of investment companies under Rule 30d-1 of the Investment Company Act of 1940. [Editor's note: This section was redesignated as Rule 30e-1. See 66 FR 3734, 3759, Jan. 16, 2001.] In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

2. The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

3. If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

f. Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

   1. The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).

   2. If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

g. Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

h. Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

   1. Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

   2. If the company holds it shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

   3. If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

i. Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

   1. Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Not to paragraph (i)(1)

Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

2. Violation of law: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Not to paragraph (i)(2)

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law could result in a violation of any state or federal law.

3. Violation of proxy rules: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;
4. Personal grievance; special interest: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;
5. Relevance: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earning sand gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;
6. Absence of power/authority: If the company would lack the power or authority to implement the proposal;
7. Management functions: If the proposal deals with a matter relating to the company's ordinary business operations;
8. Relates to election: If the proposal relates to an election for membership on the company's board of directors or analogous governing body;

9. Conflicts with company's proposal: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting.

Note to paragraph (i)(9)

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

10. Substantially implemented: If the company has already substantially implemented the proposal;

11. Duplication: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

12. Resubmissions: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

    i. Less than 3% of the vote if proposed once within the preceding 5 calendar years;

    ii. Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

    iii. Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

13. Specific amount of dividends: If the proposal relates to specific amounts of cash or stock dividends.

j. Question 10: What procedures must the company follow if it intends to exclude my proposal?

    1. If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

    2. The company must file six paper copies of the following:

i. The proposal;

ii. An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

iii. A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

k. Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

l. Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

1. The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

2. The company is not responsible for the contents of your proposal or supporting statement.

m. Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

1. The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

2. However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti- fraud rule, Rule 14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

3. We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

   i. If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

   ii. In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under Rule 14a-6.

EXHIBIT E

This tracking update has been requested by:

Company Name: Intel Corp

Name: Joyce Hadden

E-mail: joyce.hadden@intel.com

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Tracking number:	790827096528
Ship (P/U) date:	Sep 13, 2007
Delivery date:	Sep 14, 2007 9:52 AM
Sign for by:	Signature Release on file
Delivered to:	Residence
Service type:	FedEx Priority Overnight
Packaging type:	FedEx Envelope
Number of pieces:	1
Weight:	0.50 lb.

Shipper Information	Recipient Information
Joyce Hadden	Robert D. Morse
Intel Corp	212 Highland Avenue
2200 Mission College Blvd.	Moorestown
Santa Clara	NJ
CA	US
US	08957
95054	

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EXHIBIT F

Robert D. Mo
212 Highland A
Moorestown, NJ 08957-27

Ph: 856 235 17
September 26, 20

Douglas A. Stewart. Sr. Attn'y
Intel Corporation
2200 Mission College Blvd.
Santa Clara, CA 95054-1549

Dear Mr. Stewart:

Thank you for your early response and the chance to re-word my Proposal as recommended. It would be unfair to cancel my Proposal as it has been approved by other entities for publication.

Enclosed is verification from TDAmeritrade, perhaps the 4th year request for same. How does the Company registrant know my trader's holdings and send correct amount of dividends, and you not know where to verify my holdings ?

I cannot be expected to attend but will try to be represented at the meeting by an alternate selection, if any become known to me. For the past three years, my close presence at home to attend my wife's medical needs has escalated and the S.E.C. has been so advised as a "valid reason" for non-attendance.

In response to worrying about the "costs" of appealing to the S.E.C., it is miniscule compared to the cost of printing all the wording of remuneration in the Proxy Report, and the administration and payout of all these programs, which should be eliminated as suggested.

Sincerely,
Robert D Morse

Addition 10:PM

Note: Deadline Sept. 27th for proof of ownership, etc. and no response received from TDAmeritrade, since not their obligation to be third party to information request, which is an interruption of normal business, and an insult to their integrity in issuing monthly reports which the S.E.C. rules reject, and I concur.

I sent in 6 Corporate similar demands with no response to date.

Therefore, if persistence in deleting of my Proposal is presented to the S.E.C. I will submit that due diligence was not used in finding my holdings, as they are known in order to send my dividends as they are issued. {Income Tax filed]

I have already submitted family health problems as valid non-attendance reason.

I am open to further discussion.

Sincerely,
Robert D Morse

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 22, 2008

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Intel Corporation
Incoming letter dated January 4, 2008

The proposal relates to compensation.

There appears to be some basis for your view that Intel may exclude the proposal under rule 14a-8(h)(3). We note your representation that Intel included the proponent's proposal in its proxy statement for its 2007 annual meeting, but that neither the proponent nor his representative appeared to present the proposal at this meeting. Moreover, the proponent has not stated a "good cause" for the failure to appear. Under the circumstances, we will not recommend enforcement action to the Commission if Intel omits the proposal from its proxy materials in reliance on rule 14a-8(h)(3). This response will also apply to any future submissions to Intel by the same proponent with respect to any shareholder meetings held during calendar year 2008 and calendar year 2009. In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Intel relies.

Sincerely,

Heather L. Maples

Heather L. Maples
Special Counsel

END